Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No.: 001-32953

This filing relates to a proposed business combination involving Targa Resources Corp. and Atlas Energy, L.P.

Targa Resources Provides Updated Financial Information

HOUSTON, December 10, 2014 – Targa Resources Partners LP (NYSE:NGLS) (“TRP” or the “Partnership”) and Targa Resources Corp. (NYSE:TRGP) (“TRC” or the “Company”) (together “Targa”) announced, after considering a weaker commodity price environment, they continue to maintain the pro forma distribution and dividend growth estimates originally provided in the Targa/Atlas transaction announcement dated October 13, 2014, including 2015 distribution growth for TRP of 11% to 13% and 2015 dividend growth for TRC of 35%.

The Partnership currently expects the above referenced pro forma distribution growth range for 2015, along with pro forma distribution coverage of approximately 1.0 times to 1.2 times, under a range of possible scenarios described below:

(i)	(a) commodity prices of $3.75 per MMBtu for natural gas, $60 per barrel for crude oil and $0.60 per gallon for NGLs; (b) current expectations of activity levels at these prices, resulting in low single digit annual volume growth for pro forma TRP and APL field gathering and processing businesses compared to current estimated fourth quarter 2014 volumes; and (c) only LPG export volumes that are currently under contract; and

(ii)	(a) commodity prices of $4.00 per MMBtu for natural gas, $80 per barrel for crude oil and $0.80 per gallon for NGLs; (b) volume growth in line with historical growth rates as expected at the time of announcement for pro forma TRP and APL field gathering and processing businesses; and (c) a modest level of export volumes above those currently under contract.

The Partnership is actively monitoring producer responses to changes in the commodity price environment and is developing alternative capital expenditure strategies and timing to meet expected producer volume requirements. The pro forma combination of TRP and Atlas Pipeline Partners, L.P. (“APL”) assets provides additional opportunities for capital expenditure efficiency while still meeting producer needs.

With Hart-Scott-Rodino Antitrust Improvements Act clearance received in early November 2014, the Atlas transaction is proceeding as expected and Targa continues to expect the transaction to close in the first quarter of 2015.

About Targa Resources Corp. and Targa Resources Partners LP

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which TRC holds through its 100% ownership interest in the general partner of TRP), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

TRP is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP is a leading provider of midstream natural gas, NGL, terminaling and crude oil gathering services in the United States. TRP is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminaling crude oil; and storing, terminaling and selling refined petroleum products.

The principal executive offices of Targa are located at 1000 Louisiana, Suite 4300, Houston, TX 77002 and their telephone number is 713-584-1000.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Atlas Energy, L.P. (“ATLS”) and the Company and a prospectus of the Company (the “Company joint proxy statement/prospectus”). In connection with the proposed transaction, the Company plans to mail the definitive Company joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive Company joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, the Partnership has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of APL and a prospectus of the Partnership (the “Partnership proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive Partnership proxy statement/prospectus to its unitholders. INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE COMPANY JOINT PROXY STATEMENT/PROSPECTUS, THE PARTNERSHIP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PARTNERSHIP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the Company Joint Proxy Statement/Prospectus, the Partnership Proxy Statement/Prospectus and other filings containing information about the Company, the Partnership, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Company and the Partnership may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from the Company’s and the Partnership’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

The Company, the Partnership, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that is described in the Company joint proxy statement/prospectus and the Partnership proxy statement/prospectus. Information regarding the Company’s directors and executive officers is contained in the Company’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description is available in the registration statement and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transactions to the Partnership, the Company, APL, ATLS and their unitholders or stockholders, the anticipated completion of the proposed transactions or the timing thereof, the expected future growth, dividends, distributions of the combined companies, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this release that address activities, events or developments that Targa expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside Targa’s control, which could cause results to differ materially from those expected by management of Targa. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in Targa’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Targa does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor contact:

713-584-1133

Jen Kneale

Director - Finance

Matthew Meloy

Senior Vice President, Chief Financial Officer and Treasurer